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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 4)*


                          POLO RALPH LAUREN CORPORATION
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   731572 10 3
                                 (CUSIP Number)


                               DECEMBER 31, 2007
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 2 OF 8 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Ralph Lauren
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER
                                 23,070,453 (representing 21,620,453 shares of
                                 Class B Common Stock, par value $.01 per share,
                                 immediately convertible into an equal number of
NUMBER OF                        shares of Class A Common Stock, and options
                                 representing the right to acquire 1,450,000
                                 shares of Class A Common Stock)
                          ------------------------------------------------------
SHARES                    6      SHARED VOTING POWER
                                 20,998,828 (representing (i) 1,557,503 shares
                                 of Class B Common Stock owned by RL Family,
                                 L.P., a partnership of which Mr. Lauren is the
BENEFICIALLY                     sole general partner, (ii) 10,756,171 shares of
                                 Class B Common Stock owned by RL Holding, L.P.,
                                 a partnership controlled by RL Holding Group,
                                 Inc., a corporation wholly owned by Mr. Lauren,
OWNED                            (iii) 26,272 shares of Class B Common Stock
                                 owned by RL Holding Group, Inc., (iv) 4,658,882
                                 shares of Class B Common Stock held
                                 by certain grantor annuity trusts established
BY EACH                          for the benefit of Mr. Lauren's issue and for
                                 various trusts of which Mr. Lauren is a
                                 grantor and Mr. Farah is the trustee, (v)
                                 3,029,637 shares of Class B Common Stock held
                                 by certain grantor annuity trusts established
REPORTING                        by Ricky Lauren, Mr. Lauren's wife, of which
                                 Ms. Lauren and Mr. Farah are the trustees and
                                 (vi) 970,363 shares held by Ms. Lauren, each
                                 of the shares of Class B Common stock in (i)
PERSON                           through (vi) above, par value $.01 per share,
                                 immediately convertible into an equal number
                                 of shares of Class A Common Stock)
WITH
                                 The foregoing reflects a distribution of
                                 660,740 shares of Class B Common Stock on
                                 December 17, 2007 of one of the grantor
                                 retained annuity trusts to a successor trust
                                 for the benefit of the reporting person's issue
                                 and for various trusts of which the reporting
                                 person is a grantor. The reporting person was
                                 a trustee of the terminating grantor retained
                                 annuity trust. The reporting person is not a
                                 trustee of the successor trust.
                          ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
                                 23,070,453 (representing 21,620,453 shares of
                                 Class B Common Stock, par value $.01 per share,
                                 immediately convertible into an equal number
                                 of shares of Class A Common Stock, and options
                                 representing the right to acquire 1,450,000
                                 shares of Class A Common Stock)
                          ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
                                 20,998,828 (representing (i) 1,557,503 shares
                                 of Class B Common Stock owned by RL Family,
                                 L.P., a partnership of which Mr. Lauren is the sole general partner, (ii) 10,756,171 shares of Class B Common Stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren,
                                 (iii) 26,272 shares of Class B Common Stock owned by RL Holding Group, Inc., (iv) 4,658,882 shares of Class B Common Stock held by certain grantor annuity trusts established for the benefit of Mr. Lauren's issue and for various trusts of which Mr. Lauren is a grantor and Mr.
                                 Farah is the trustee. Mr. Lauren is not a trustee of such trusts, (v) 3,029,637 shares of Class B Common Stock held by certain grantor annuity trusts established by Ricky Lauren, Mr.
                                 Lauren's wife, of which Ms. Lauren and Mr.
                                 Farah are the trustees and (vi) 970,363 shares held by Ms. Lauren, each of the shares of Class
                                 B Common stock in (i) through (vi) above, par value $.01 per share, immediately convertible into an equal number of shares of Class A
                                 Common Stock)

                                 The foregoing reflects a distribution of
                                 660,740 shares of Class B Common Stock on
                                 December 17, 2007 of one of the grantor
                                 retained annuity trusts to a successor trust
                                 for the benefit of the reporting person's issue and for various trusts of which the reporting person is a grantor. The reporting person was a trustee of the terminating grantor retained annuity trust. The reporting person is not a trustee of the successor trust.
-------------------------------------------------------------------------------
    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH EPORTING PERSON 44,069,281 (representing 42,619,281 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock, and options representing the right to acquire 1,450,000 shares of Class A Common Stock)

-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            43.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            RL Holding, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER
   NUMBER OF                     0

   SHARES                ------------------------------------------------------
                          6      SHARED VOTING POWER
   BENEFICIALLY                  10,756,171 (representing 10,756,171 shares of
                                 Class B Common Stock, par value $.01 per share,
   OWNED                         immediately convertible into an equal number of
                                 shares of Class A Common Stock)
   BY EACH                ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
   REPORTING                     0

   PERSON                 ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
   WITH                          10,756,171 (representing 10,756,171 shares of
                                 Class B Common Stock, par value $.01 per share,
                                 immediately convertible into an equal number of
                                 shares of Class A Common Stock)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,756,171 (representing 10,756,171 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            10.6%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            RL Holding Group, Inc.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER
                                 0

   NUMBER OF              ------------------------------------------------------
                          6      SHARED VOTING POWER
   SHARES                        10,782,443 (representing 10,782,443 shares of
                                 Class B Common Stock, par value $.01 per share,
   BENEFICIALLY                  immediately convertible into an equal number of
                                 shares of Class A Common Stock, including
   OWNED                         10,756,171 shares of Class B Common Stock, par
                                 value $.01 per share, immediately convertible
   BY EACH                       into an equal number of shares of Class A
                                 Common Stock, owned by RL Holding, L.P.)
   REPORTING              ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
   PERSON                        0

   WITH                   ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
                                 10,782,443 (representing 10,782,443 shares of
                                 Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock, including 10,756,171 shares of Class B Common Stock , par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock, owned by RL Holding, L.P.)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,782,443 (representing 10,782,443 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock, including 10,756,171 shares of Class B Common Stock, par value $.01 per share,
            immediately convertible into an equal number of shares of Class A
            Common Stock, owned by RL Holding, L.P.)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            10.6%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 731572 10 3                SC 13G                    PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            RL Family, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER
   NUMBER OF                     0

   SHARES                 ------------------------------------------------------
                          6      SHARED VOTING POWER
   BENEFICIALLY                  1,557,503 (representing 1,557,503 shares of
                                 Class B Common Stock, par value $.01 per share,
   OWNED                         immediately convertible into an equal number of
                                 shares of Class A Common Stock)
   BY EACH                ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER
   REPORTING                     0

   PERSON                 ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER
   WITH                          1,557,503 (representing 1,557,503 shares of
                                 Class B Common Stock, par value $.01 per share,
                                 immediately convertible into an equal number of
                                 shares of Class A Common Stock)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,557,503 (representing 1,557,503 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            1.5%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
                     PN
--------------------------------------------------------------------------------

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 6 OF 8 PAGES
--------------------------------------------------------------------------------


ITEM 1

         (A)   NAME OF ISSUER

               Polo Ralph Lauren Corporation

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               650 Madison Avenue, New York, New York 10022


ITEM 2

         (A)   NAME OF PERSON FILING

               (i)     Ralph Lauren
               (ii)    RL Holding, L.P.
               (iii)   RL Holding Group, Inc.
               (iv)    RL Family, L.P.

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

               c/o Polo Ralph Lauren Corporation, 650 Madison Avenue, New York, New York 10022

         (C)   CITIZENSHIP

               (i)     Ralph Lauren  -- United States of America
               (ii)    RL Holding, L.P. -- Delaware
               (iii)   RL Holding Group, Inc. -- Delaware
               (iv)    RL Family, L.P. -- Delaware

         (D)   TITLE OF CLASS OF SECURITIES

               Class A Common Stock, par value $.01 per share

         (E)   CUSIP NUMBER

               731572 10 3

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)   [_]   Broker or Dealer registered under Section 15 of
                           the Act (15 U.S.C. 78o)

               (b)   [_]   Bank as defined in section 3(a)(6) of the Act
                              (15 U.S.C. 78c)

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 7 OF 8 PAGES
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               (c)   [_]   Insurance Company as defined in section
                           3(a)(19) of the Act (15 U.S.C. 78c)

               (d)   [_]   Investment Company registered under section 8
                           of the Investment Company Act of 1940 (15
                           U.S.C. 80a-8)

               (e)   [_]   Investment adviser in accordance with ss.
                           240.13d-1(b)(1)(ii)(E)

               (f)   [_]   An employee benefit plan or endowment fund in
                           accordance with ss. 240.13d-1(b)(1)(ii)(F)

               (g)   [_]   A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(ii)(G)

               (h)   [_]   A savings association as defined in Section
                           3(b) of the Federal Deposit Insurance Act (12
                           U.S.C. 1813)

               (i)   [_]   A church plan that is excluded from the
                           definition of an investment company under
                           section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j)   [_]   Group, in accordance with ss.
                           240.13d-1(b)(1)(ii)(H)


ITEM 4         OWNERSHIP

               See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages.


ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].


ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON

               Not applicable


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Not applicable


ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable


ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not applicable


ITEM 10        CERTIFICATIONS

               Not applicable

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CUSIP NO. 731572 10 3                SC 13G                    PAGE 8 OF 8 PAGES
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: __________, 2008




                                      ------------------------------------------
                                      RALPH LAUREN



                                      RL HOLDING, L.P.

                                      By: RL Holding Group, Inc.,
                                          its General Partner


                                          By:
                                              ----------------------------------
                                              Name: Ralph Lauren
                                              Title: Chairman



                                      RL HOLDING GROUP, INC.


                                      By:
                                          --------------------------------------
                                          Name: Ralph Lauren
                                          Title: Chairman



                                      RL FAMILY, L.P.


                                      By:
                                          --------------------------------------
                                          Name: Ralph Lauren
                                          Title: General Partner